Mail Stop 4561

November 3, 2006

Chris Sapyta
President and Chief Executive Officer
Smart Move, Inc.
5350 S. Roslyn Street, Suite 380
Greenwood Village, CO 80111

Re: Smart Move, Inc.
       Registration Statement on Form SB-2
       Filed October 10, 2006
       File No. 333-137931

Dear Mr. Sapyta:

       We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Cover Page
1. Please limit the cover page identification of underwriters to
those underwriters that are acting as representative(s).

Risk Factors, page 10

2. Please include a risk factor related to the consulting
agreement
with Newbridge. We note that the consulting agreement is
contingent
upon closing of this offering and as such Newbridge has an
interest
in the offering beyond the usual commissions.

If a current prospectus, and possibly state blue sky registration,
is
not in place..., page 20
3. Please revise your disclosure to explain the circumstances
under
which you may be "required" to seek to qualify the shares for sale
in
those states where the "units" are to be offered and to explain
the
circumstances under which a sale may occur in a state where the
units
are qualified for sale but the shareholder is unable to exercise
the
warrant.

Report of Independent Registered Public Accounting Firm, page F-2
4. Please revise to include the auditor`s signature on the audit
report.

*   *   *   *

    As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we
may
have additional comments after reviewing your amendment and
responses
to our comments.

    We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act
of
1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

        We will consider a written request for acceleration of the
effective date of the registration statement as confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority,
grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding
requesting acceleration of a registration statement. Please allow
adequate time after the filing of any amendment for further review
before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested
effective date.

        You may contact Jamie Webster at 202-551-3446 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions
regarding comments on the financial statements and related
matters.
Please contact me at 202-551-3495 with any other questions.

        Sincerely,

        Elaine Wolff
        Branch Chief

cc: F. Alec Orudjev, Esq. (via facsimile)
       Cozen O`Connor

Chris Sapyta
Smart Move, Inc.
November 3, 2006
Page 3